UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

TUMI HOLDINGS, INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

89969Q 104
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89969Q 104	Page 2 of 4 Pages
1	NAME OF REPORTING PERSON DHC Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 9,123,014
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 9,123,014
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,123,014
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 89969Q 104	Page 3 of 4 Pages
1	NAME OF REPORTING PERSON Doughty Hanson & Co IV Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 5,397,369
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 5,397,369
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,397,369
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 89969Q 104	Page 4 of 4 Pages
1	NAME OF REPORTING PERSON Richard P. Hanson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 9,123,014
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 9,123,014
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,123,014
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

	(a)	Name of Issuer:

Tumi Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1001 Durham Avenue
South Plainfield, NJ 07080

Item 2.

	(a)	Name of Person Filing:

DHC Limited, Doughty Hanson & Co IV Limited and Richard P. Hanson (collectively, the "Reporting Persons")

The Reporting Persons have entered into a Joint Filing Agreement, dated January 23, 2015, a copy of which is attached as Exhibit A to this statement on Schedule 13G, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

	(b)	Address of Principal Business Office, or if none, Residence:

The address of the principal business office of each of the Reporting Persons is c/o DHC Limited, 45 Pall Mall, London, SW1Y 5JG, United Kingdom.

	(c)	Citizenship:

Each of the Reporting Persons is a citizen of or is organized under the laws of the following jurisdictions:

DHC Limited: Cayman Islands

Doughty Hanson & Co IV Limited: United Kingdom

Richard P. Hanson: British

	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share ("Common Stock")

	(e)	CUSIP Number:

89969Q 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

	(a)	Amount beneficially owned:

In the aggregate, the Reporting Persons beneficially own 9,123,014 shares of Common Stock. This is comprised of shares held by DHC 1, DHC 2, DHC 3, DHC 4, Officers Nominees Limited and the Co-Investors (each as defined below).

Doughty Hanson & Co IV Nominees One Limited (“DHC 1”), Doughty Hanson & Co IV Nominees Two Limited (“DHC 2”), Doughty Hanson & Co IV Nominees Three Limited (“DHC 3”) and Doughty Hanson & Co IV Nominees Four Limited (“DHC 4”) hold shares as nominee for four English law limited partnerships: Doughty Hanson & Co IV Limited Partnership Number One, Doughty Hanson & Co IV Limited Partnership Number Two, Doughty Hanson & Co IV Limited Partnership Number Three and Doughty Hanson & Co IV Limited Partnership Number Four, respectively. The common general partner of these four English law limited partnerships is Doughty Hanson & Co IV Limited, which has voting and investment power with respect to the shares held by each such limited partnership and each of DHC 1, DHC 2, DHC 3 and DHC 4. Doughty Hanson & Co IV Limited is wholly owned by DHC Limited which is controlled by Richard P. Hanson and the estate of Nigel E. Doughty, and as such Mr. Hanson and the estate of Mr. Doughty may be deemed to share voting and investment power with respect to the reported shares. Mr. Hanson and the estate of Mr. Doughty disclaim beneficial ownership of the reported shares.

Officers Nominees Limited is a company incorporated in England and Wales and is the co-investment vehicle for employees of Doughty Hanson & Co. Richard P. Hanson, Richard N. Lund, Stephen C. Marquardt and Graeme D. Stening serve on the board of directors of Officers Nominees Limited. Each of the foregoing Reporting Persons disclaims beneficial ownership of the reported shares.

Doughty Hanson & Co Managers Limited may be deemed to have voting and investment power with respect to the reported shares held by Stockwell Fund, L.P., HVB Capital Partners AG and Brederode International s.à.r.l. (collectively, the “Co-Investors”) by virtue of co-investment arrangements with each of the entities comprising the Co-Investors. Doughty Hanson & Co Managers Limited is indirectly wholly owned by DHC Limited which is controlled by Richard P. Hanson and the estate of Nigel E. Doughty, and as such Mr. Hanson and the estate of Mr. Doughty may be deemed to share voting and investment power with respect to the reported shares. Mr. Hanson and the estate of Mr. Doughty disclaim beneficial ownership of the reported shares.

	(b)	Percent of class:

The Tumi Holdings, Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2014 as filed on November 7, 2014, indicated that there were 67,868,867 outstanding shares of Common Stock as of November 7, 2014.  Based on this number of outstanding shares of Common Stock, each of the Reporting Persons may be deemed to be the beneficial owner of approximately the following percentages of the total number outstanding shares of Common Stock.

DHC Limited: 13.4%

Doughty Hanson & Co IV Limited: 8.0%

Richard P. Hanson: 13.4%

	(c)	Number of shares as to which the person has:

DHC Limited

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 9,123,014

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 9,123,014

Doughty Hanson & Co IV Limited

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 5,397,369

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 5,397,369

Richard P. Hanson

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 9,123,014

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 9,123,014

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2015

DHC Limited

By:	/s/ Graeme Stening
Graeme Stening

Doughty Hanson & Co IV Limited

By:	/s/ Graeme Stening
Graeme Stening

Richard P. Hanson

By:	/s/ Richard P. Hanson
Richard P. Hanson